UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

**DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)
December 15, 2005**

BOARDWALK PIPELINE PARTNERS , LP

(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

**3800 Frederica Street
Owensboro, Kentucky 42301**
(Address of principal executive office)

(270) 926-8686
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement.**

On December 15, 2005, the registrant made the following grants of Phantom Units under its Long Term Incentive Plan, each of which: includes a tandem grant of Distribution Equivalent Rights (DERs); vests 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date; and will be payable to the grantee in cash upon vesting in an amount equal to the sum of the Fair Market Value of the Units (as defined in the plan) on the vesting date plus the vested amount then credited to the grantee's DER account, less applicable taxes.

Name	Position	Phantom Units
Rolf Gafvert	Co-President of Boardwalk GP, LLC*	8,030
H. Dean Jones II	Co-President of Boardwalk GP, LLC*	4,283
Jamie L. Buskill	CFO of Boardwalk GP, LLC*	1,874

* Boardwalk GP, LLC, the general partner of Boardwalk GP, LP, which is the general partner of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
    its general partner

By: BOARDWALK GP, LLC,
    its general partner

    By: /s/ Jamie L. Buskill
        Jamie L. Buskill
        Chief Financial Officer

Dated: December 19, 2005